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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCMS Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 THIRD AVENUE, 27TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL LIPMAN (212) 453-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN, KOENIGSBERG & PARKER, LLP
(Name – *if individual, state last, first, middle name*)

1745 BROADWAY, 18TH FLOOR	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT GOLDSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCMS CAPITAL ADVISORS, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CORONA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6171237
Qualified in Kings County
My Commission Expires July 23, 2019

Signature

MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCMS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

For the Years Ended December 31, 2015 and 2014

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of BCMS Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of BCMS Capital Advisors, LLC, as of December 31, 2015 and 2014, and the related statements of income, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of BCMS Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCMS Capital Advisors, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of BCMS Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of BCMS Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental

information, including its form and content is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, Schedule of Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spielman Koenigsberg & Parker, LLP

New York, New York
February 26, 2016

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2015 and 2014

	2015	2014
Assets		
Current		
Cash and cash equivalents	$ 535,741	$ 458,272
Accounts receivable, net	12,000	
Total assets	$ 547,741	$ 458,272
Liabilities		
Current		
Accounts payable	$ 2,055	$ 1,289
Accrued expenses	30,300	34,013
Due to parent company	168,654	88,748
Total liabilities	201,009	124,050
Member's equity	346,732	334,222
Total liabilities and member's equity	$ 547,741	$ 458,272

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF INCOME

For the Years Ended December 31, 2015 and 2014

	2015	2014
Revenue	$ 2,983,948	$ 3,937,559
Expenses		
Salaries and related taxes	$ 859,649	$ 993,937
Referral fee	185,000	
Rent expense	118,413	113,895
Guaranteed payments	104,125	104,125
Professional fees	83,834	90,931
General and administrative	28,137	30,304
Insurance	14,030	15,068
Regulatory fees	8,250	8,742
Bad debt expense		75,000
Total expenses	1,401,438	1,432,002
Net income	$ 1,582,510	$ 2,505,557

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

For the Years Ended December 31, 2015 and 2014

	2015	2014
Member's equity, beginning of year	$ 334,222	$ 43,665
Capital contributions		35,000
Capital distributions	(1,570,000)	(2,250,000)
Net income	1,582,510	2,505,557
Member's equity, end of year	$ 346,732	$ 334,222

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net income	$ 1,582,510	$ 2,505,557
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in:		
Accounts receivable, net	(12,000)	
Increase (decrease) in:		
Accounts payable	766	(973)
Accrued expenses	(3,713)	3,096
Due to parent company	79,906	71,145
Net cash provided by operating activities	1,647,469	2,578,825
Cash flows from financing activities:		
Capital contributions		35,000
Capital distributions	(1,570,000)	(2,250,000)
Net cash used in financing activities	(1,570,000)	(2,215,000)
Net increase in cash	77,469	363,825
Cash and cash equivalents, beginning of year	458,272	94,447
Cash and cash equivalents, end of year	$ 535,741	$ 458,272

The accompanying notes are an integral part of these financial statements.

1. Organization

BCMS Capital Advisors, LLC ("BCMS" or the "Company") is a New York single member limited liability Company that was formed on August 14, 2009. BCMS is a 100% owned subsidiary of BCMS Corporate LLC. Effective August 30, 2010, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is currently engaged in finding buyers and sellers of businesses, effecting or facilitating securities transactions and consulting and advisory services relating to the acquisition of business enterprises. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph(k)(2)(i) of that rule.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Revenue and Expense Recognition

The Company recognizes revenue and expenses in connection with a variety of advisory services upon completion and settlement of transaction. Advisory services are primarily comprised of merger and acquisition advice and structuring the purchase and sale of businesses and securities transactions.

The Company structures advisory services fees received into success fees and deferred fees. Deferred fees are generally structured as seller's notes, earn out fees, or cash held in escrow accounts. Future cash payments are released based on future quantitative requirements or the expiration of most indemnity. The Company recognizes deferred fees when future quantitative measures are met by the seller and the indemnity of the Company expires. See Note 7 for further detail.

Income Taxes

No provision for income taxes is shown on the accompanying financial statements since existing laws consider the Company a disregarded entity for income tax purposes.

Accounts Receivable

The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers and other information. The Company estimates an allowance for doubtful accounts based on credit worthiness of its customers as well as general economic conditions, and evaluates credit risks associated with its customers on a continuous basis. There was $12,000 and $0 accounts receivable as of December 31, 2015 and 2014, respectively. There was no allowance for doubtful accounts considered to be necessary as of December 31, 2015 and 2014.

Fair Value of Financial Instruments

In accordance with accounting principles generally accepted in the United States, the Company adopted the standard related to fair value measurements and disclosures. The standard defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). As of December 31, 2015 and 2014, the "Fair Value Measurement" had no effect on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

3. Concentration of Credit Risk

The Company maintains its cash balances at financial institutions located in the New York metropolitan area. Concentrations of credit risk include cash on deposit with financial institutions amount to $535,741 and $460,282 as of December 31, 2015 and 2014, which is insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC").

4. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors as of December 31, 2015 and 2014.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day but net capital was $334,733 and $334,222 as of December 31, 2015 and 2014, respectively. The Securities and Exchange Commission required net capital was $13,401 and $8,270 and excess net capital was $321,332 and $325,952 as of December 31, 2015 and 2014, respectively.

6. Related Party Transactions

The Company is a wholly owned subsidiary of BCMS Corporate LLC (the "Parent"). The Company and the Parent entered into an expense sharing agreement for the allocation of certain expenses of the Company and payment thereof by the Parent. The Company is also a sub-lessee of the Parent's several offices, in which both the Company and Parent reside. The Parent allocates rent to the Company on a per usage basis. This agreement is in compliance with the applicable SEC and FINRA rulings and interpretations. The Company was indebted to the Parent, for the allocation of certain expenses, in the amount of $168,654 and $88,748 as of December 31, 2015 and 2014, respectively.

7. Commitments and Contingencies

The Company structures advisory service fees received into success fees, recognized on the contract execution date, and deferred fees. The buyers and sellers of facilitated securities transactions performed by the Company set aside escrow accounts that are released upon completion of future performance levels. The Company receives a percentage of the amounts held in escrow. The Company has the potential to receive a maximum of $10,061 and $210,000 in fees held in escrow accounts as of December 31, 2015 and December 31, 2014, respectively, related to advisory service fees that were finalized during the year.

The Company is in discussions regarding a legal claim arising in the ordinary course of business. The outcome of the matter is currently not determinable.

8. Financial Statement Presentation

Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 presentation.

9. Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, the date on which the financial statements were available to be issued and determined there were no events which required disclosure.

SUPPLEMENTARY INFORMATION

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER
SEC RULE 15c3-1

December 31, 2015 and 2014

	2015	2014
Member's equity	$ 346,733	$ 334,222
Less: nonallowable assets:		
Total non-allowable assets	(12,000)	
Net capital	334,733	334,222
Computation of basic net capital requirement:		
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000)	13,401	8,270
Capital in excess of minimum requirement	$ 321,332	$ 325,952
Schedule of Aggregate Indebtedness		
Total Liabilities	$ 201,009	$ 124,050
Aggregate indebtedness	$ 201,009	$ 124,050
Ratio of aggregate indebtedness to net capital	.60:1	.37:1

The schedule of aggregate indebtedness above differs from the amount reported in the Company's unaudited Form X-17A5, Part IIA original filing as of December 31, 2015 due to the elimination of other unrecorded amounts reported on Form X-17A5, Part IIA. Form X-17A5, Part IIA has since been amended. There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA as of December 31, 2014.

BCMS CAPITAL ADVISORS, LLC

SIPC SUPPLEMENTAL REPORT

December 31, 2015

(With Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7))

BCMS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

December 31, 2015

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Independent Accountants' Report on Applying Agreed-Upon Procedures on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Shareholder
of BCMS Capital Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by BCMS Capital Advisors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BCMS Capital Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. BCMS Capital Advisors, LLC's management is responsible for BCMS Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, check registers, cancelled checks, and bank statements, noting no material differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7, with supporting schedules and working papers, quarterly FOCUS reports, reconciliations, and trial balances, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, quarterly FOCUS reports, reconciliations, and trial balances, supporting the adjustments noting no differences, and;
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Spielman Koenigsberg & Parker, LLP

New York, New York
February 26, 2016

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

For the Period Beginning January 1, 2015 and Ending December 31, 2015

Total revenue	$ 2,983,948
Less: allowable deductions:	
Total deductions	
SIPC net operating revenues	2,983,948
General Assessment @ .0025 not less than $150	7,460
Less: payment made	(2,246)
Less: prior overpayment	
Balance due	$ 5,214

There were no material differences between the computation of the SIPC annual general assessment in the above schedule and the amount reported in the Company's SIPC-7 filing.

BCMS CAPITAL ADVISORS

EXEMPTION REPORT

December 31, 2015

(With Report of Independent Registered Public Accounting Firm)

BCMS CAPITAL ADVISORS

TABLE OF CONTENTS

December 31, 2015

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of BCMS Capital Advisors

We have reviewed management's statements, included in the accompanying Exemption Report in which BCMS Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BCMS Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and BCMS Capital Advisors, LLC stated that the BCMS Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BCMS Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCMS Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spielman Koenigsberg & Parker, LLP

New York, New York
February 26, 2016

BCMS CAPITAL ADVISORS

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

December 31, 2015

BCMS Capital Advisors, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

ACKNOWLEDGMENT:

By: Robt Goldsmith

Robert Goldsmith, President

Date: 2/23/2016